SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

        Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1) of the
                         Securities Exchange Act of 1934

                            Einstein/Noah Bagel Corp.
                       (Name of Subject Company (issuer))

           Gerald K. Smith, Trustee of the Boston Chicken Plan Trust,
                   Successor to Boston Chicken, Inc., Offeror
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    282577105
                      (CUSIP Number of Class of Securities)

   Gerald K. Smith                                            With Copy To:
c/o  Lewis and Roca LLP                                   Thomas J. Morgan, Esq.
40 North Central Avenue                                     Lewis and Roca LLP
Phoenix, Arizona 85004                                   40 North Central Avenue
Telephone: 602-262-5712                                   Phoenix, Arizona 85004
Facsimile: 602-734-3911                                  Telephone: 602-262-5712
                                                         Facsimile: 602-734-3911

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

          Transaction valuation:                  Amount of filing fee:
             Not Applicable                          Not Applicable

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:     Not Applicable
     Form or Registration No.:   Not Applicable
     Filing Party:               Not Applicable
     Date Filed:                 Not Applicable

     [X]  Check  the  box  if  the   filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEMS 1-11 AND 13.

     Not Applicable

ITEM 12. EXHIBITS.

     99.1 Disclosure Statement With Respect to Joint Plan of Reorganization of Einstein/Noah Bagel Corp. and Einstein/Noah Bagel Partners, L.P. Proposed by Gerald K. Smith as Trustee for the Boston Chicken Plan Trust, dated March 30, 2001.